Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended
(Dollars in Millions)	Jun 28, 2014	Jun 29, 2013
Earnings[1]	$6,694	$5,239
Adjustments:
Add - Fixed charges	245	274
Subtract - Capitalized interest	(140)	(121)
Earnings and fixed charges (net of capitalized interest)	$6,799	$5,392

Fixed charges:
Interest[2]	$86	$133
Capitalized interest	140	121
Estimated interest component of rental expense	19	20
Total	$245	$274

Ratio of earnings before taxes and fixed charges, to fixed charges	28x	20x

1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated condensed statements of income is not included.